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                            June 15, 2022

       Parag Agrawal
       Chief Executive Officer
       Twitter, Inc.
       1355 Market Street, Suite 900
       San Francisco, California 94103

                                                        Re: Twitter, Inc.
                                                            Annual Report on
Form 10-K for the fiscal year ended December 31, 2021
                                                            Filed February 16,
2022
                                                            Quarterly Report on
Form 10-Q for the quarter ended March 31, 2022
                                                            Filed May 2, 2022
                                                            File No. 001-36164

       Dear Mr. Agrawal:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 10-K filed February 16, 2022

       Risk Factors
       We rely on assumptions . . . , page 24

   1. We note your estimate that the average number of false or spam accounts during fiscal
                                                        2021 continues to
represent fewer than 5% of mDAU. To the extent material, please disclose the
methodology used in calculating these figures and the underlying judgements and assumptions used by
management.
 Parag Agrawal
FirstName
Twitter, Inc.LastNameParag Agrawal
Comapany
June        NameTwitter, Inc.
     15, 2022
June 15,
Page 2 2022 Page 2
FirstName LastName
Quarterly Report on Form 10-Q for the period ended March 31, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations mDAU Recast, page 34

2. You disclosed that an error was made in March 2019 which resulted in an overstatement of mDAU from the first quarter of 2019 through the fourth quarter of 2021. Please discuss how the error was discovered, when and by whom. Given that the error persisted for three years, please tell us how you concluded there was not a material weakness in your internal control over financial reporting and that your disclosure controls and procedures were effective as of March 31, 2022.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Katharine Martin